Exhibit 99.2

TORM plc Annual Report 2019

“The product tanker market improved significantly in 2019 compared to previous years, resulting in the strongest full-year results in three years, supported by our superior integrated One TORM platform. Our thorough preparations for the IMO 2020 sulfur regulation have, together with a strong product tanker market going into 2020, further enabled TORM to achieve freight rates in the first quarter to date that will provide the strongest start to a year for more than a decade. This has been achieved despite the uncertainty caused by COVID-19, which we continue to monitor closely, together with the last days’ extraordinary development in the oil market that, so far, has provided further support to an already strong underlying product tanker market. Each of these two events represent new and unique challenges, risks and opportunities in the markets in which we operate,” says Executive Director Jacob Meldgaard.

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In 2019, TORM realized an EBITDA of USD 202m (2018: USD 121m). The 2019 profit before tax amounted to USD 167m (2018: USD -33m) including an impairment reversal of USD 120m.TORM’s performance has been strong compared to industry peers. Return on Invested Capital (RoIC) was 4.9% (2018: 0.1%), when adjusted for the impairment reversal.

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For the full year 2019, TORM achieved TCE rates of USD/day 16,526 (2018: USD/day 12,982). After strong rates at the start of the year, the product tanker market softened through the second and third quarters, before posting a strong recovery in the fourth quarter with freight rates peaking at highs not seen since 2008.

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During 2019, TORM took delivery of five MR newbuildings and four second-hand MR vessels. In addition, TORM executed sale and leaseback transactions for eight vessels, covering the acquired four second-hand MR vessels and four existing MR vessels.

Further, TORM sold eight older vessels (five MR vessels and three Handysize vessels) for a total consideration of USD 65m. Seven of the vessels were delivered to their new owners in 2019, and one Handysize vessel was delivered early January 2020.
As of 31 December 2019, TORM’s fleet consists of 65 owned vessels, 11 vessels under sale and leaseback arrangements and four vessels on order. During January 2020, TORM made an additional purchase of two fuel-efficient, dual-fuel-ready LR2 newbuildings with scrubbers and took delivery of three newbuildings, including two LR1s and one MR.
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In January 2020, TORM obtained commitment from leading ship lending banks for two separate term facilities and a revolving credit facility of up to a total of USD 496m. These facilities replace four term loans and TORM’s existing revolving credit facility that all together on a fully drawn basis cover USD 502m in debt. Following the refinancing, TORM does not have any major debt maturities until 2026, which supports the Company’s financial flexibility.

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Mr. Kim Balle has been appointed Chief Financial Officer (CFO) of TORM A/S with effect from December 2019. Mr. Balle has been Group CFO in DLG and Group CFO in the private equity-owned CASA A/S. Mr. Balle has a background from the financial sector, where he held a position as Head of Corporate Banking in Danske Bank.

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In addition, TORM has appointed Ms. Annette Malm Justad as Board Observer. Ms. Justad has significant managerial experience and has previously served as CEO of Eitzen Maritime Services. Ms. Justad currently holds several director positions including Chairman of American Shipping Company ASA and Board member of Awilco LNG. As Board Observer, Ms. Justad attended her first Board meeting in August 2019.

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TORM has committed to install 49 scrubbers, and most of these will be delivered from our joint venture. During 2019, TORM successfully conducted 18 scrubber installations in the fleet. On 31 December 2019, 20 vessels were operating with scrubbers. As of 11 March 2020, 30 vessels are operating with scrubbers and 17 vessels are intended to be fitted with scrubbers during the first, second and third quarters of 2020. The last two scrubbers will be delivered when the LR2 newbuildings are delivered in the fourth quarter of 2021. For the remaining fleet using compliant fuel, customized schedules preparing the vessels for the new sulfur regulation were executed during the third and the fourth quarters of 2019.

Announcement no. 5 / 11 March 2020	TORM plc Annual Report 2019	Page 1 of 3

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Based on broker valuations, TORM’s fleet including newbuildings had a market value of USD 1,802m as of 31 December 2019. TORM’s NAV excluding charter commitments was estimated at USD 1,016m, corresponding to a NAV/share of USD 13.6 or DKK 91.1. As of 31 December 2019, TORM’s book equity amounted to USD 1,008m. This corresponds to a book equity/share of USD 13.5 or DKK 90.4.

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As of 31 December 2019, TORM’s available liquidity was USD 246m and consisted of USD 72m in cash and USD 174m in undrawn credit facilities. As of 31 December 2019, the net interest-bearing debt amounted to USD 786m, and the net loan-to-value (LTV) ratio was estimated at 46%. Cash and cash equivalents include restricted cash of USD 16m, primarily related to security placed as collateral for financial instruments. As of 29 February 2020, TORM’s net interest-bearing debt was estimated at USD 791m, and the available liquidity was estimated at USD 297m including USD 76m of sale and leaseback financing that is subject to documentation.

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As of 31 December 2019, TORM’s order book stood at four newbuildings, consisting of two LR1 and two MR vessels, all to be delivered from Guangzhou Shipyard International in China. Three of these newbuildings have been delivered in the first quarter of 2020. As of 11 March 2020, the order book stands at one MR vessel with expected delivery in the second quarter of 2020 and two LR2 vessels with expected delivery in the fourth quarter of 2021. Outstanding CAPEX relating to the order book, including costs related to the installation of scrubbers, amounted to USD 51m as of 31 December 2019 and USD 112m as of 29 February 2020 including the two LR2 newbuildings.

As of 31 December 2019, TORM performed an impairment test of the recoverable amount of the most significant assets. Based on this review, Management concluded that the previous impairment communicated in connection with the 2016 Annual Report should be reversed by USD 120m as the value in use exceeds the carrying amounts.
The book value of the fleet was USD 1,770m as of 31 December 2019 excluding outstanding installments on the newbuildings of USD 51m.
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As of 31 December 2019, 9% of the total earning days in 2020 were covered at USD/day 23,399. As of 5 March 2020, the coverage for the first quarter of 2020 was 87% at USD/day 23,818. For the individual segments, the coverage was 92% at USD/day 28,353 for LR2, 83% at USD/day 25,185 for LR1, 87% at USD/day 22,729 for MR and 92% at USD/day 19,963 for Handysize.

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The Board of Directors has decided to recommend a dividend of USD 7.4m, equivalent to USD 0.10 per share, for approval at the AGM on 15 April 2020. Should the dividend be approved, payment is expected on 6 May 2020 with ex-dividend date on 17 April 2020. In addition, the Board has decided to conduct share repurchases up to a maximum of USD 1.4m during the first six months of 2020 in open-market transactions on Nasdaq in Copenhagen. The total distribution of up to USD 8.8m is in line with the Company’s Distribution Policy and corresponds to a maximum of 50% of net income adjusted for the impairment reversal of USD 120m for the six months ended 31 December 2019.

CONFERENCE CALL
TORM will be hosting a conference call for investors and financial analysts today at 10:00 am Eastern Time / 3:00 pm Central European Time. If you wish to participate in the call, please dial +45 3272 8042 (+1 (631) 510 7495 for US connections) at least ten minutes prior to the start of the call to ensure connection and use 2949179 as conference ID. The presentation can be downloaded from https://investors.torm.com.

CONTACT	TORM plc
Jacob Meldgaard, Executive Director, tel.: +45 3917 9200	Birchin Court, 20 Birchin Lane
Kim Balle, CFO, tel.: +45 3917 9285	London, EC3V 9DU, United Kingdom
Morten Agdrup, IR, tel.: +45 3917 9249	Tel.: +44 203 713 4560
www.torm.com

Announcement no. 5 / 11 March 2020	TORM plc Annual Report 2019	Page 2 of 3

ABOUT TORM
TORM is one of the world’s leading carriers of refined oil products. The Company operates a fleet of approximately 80 modern vessels with a strong commitment to safety, environmental responsibility and customer service. TORM was founded in 1889. The Company conducts business worldwide. TORM’s shares are listed on NASDAQ Copenhagen and NASDAQ New York (tickers: TRMD A and TRMD). For further information, please visit www.torm.com.

SAFE HARBOR STATEMENTS AS TO THE FUTURE
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and statements other than statements of historical facts. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions generally identify forward-looking statements.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, the Company cannot guarantee that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of the world economy and currencies, changes in charter hire rates and vessel values, changes in demand for “ton miles” of oil carried by oil tankers, the effect of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM’s operating expenses, including bunker prices, dry-docking and insurance costs, changes in the regulation of shipping operations, including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists.

In light of these risks and uncertainties, you should not place undue reliance on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events.

Announcement no. 5 / 11 March 2020	TORM plc Annual Report 2019	Page 3 of 3